EXHIBIT 4.1

SURFACE DRILLING CONTRACT

THIS AGREEMENT made this 5 day of April 2006.

BETWEEN:

Hard Creek Nickel Corp.
Suite 1060, 1090 W. Georgia St.,
Vancouver, B.C.
V6E 3V7

(Hereinafter referred to as “the Client”)

OF THE FIRST PART

AND

D. J. DRILLING (2004) LTD.
Box # 193 – 640 26310 Fraser Hwy
Aldergrove BC. V4W 2Z7

(Hereinafter referred to as “the Contractor”)

OF THE SECOND PART

WHEREAS the Client wishes to have performed certain diamond drilling on their Turnagain River Project, in Northern British Columbia, and whereas the Contractor, in consideration of payments hereinafter contained, undertakes to do the said diamond drilling.

NOW THEREFORE IT IS WITNESSED

1.	Guaranteed Footage:

The Client guarantees a minimum 20,000 feet of diamond drilling in a series of holes to a maximum depth of 3,000 feet recovering BQ/NQ wire line core. It is agreed that no hole shall be flatter than 45 degrees.

2.	Equipment and Start of Drilling

(a)

The Contractor agrees to supply (1 or 2) skid mount Longyear #38 diamond core drills, and Prospecting Rig along with necessary associated equipment, bits and labor to commence work on or about May , 2006. At the rates listed under the Schedule of Rates and under the terms and conditions of this agreement

(b)	The Contractor agrees that all it’s labor, diamond wear and loss and all other operating expenses, except as hereinafter provided, shall be at its own cost and for its own account.

3.	Camp Facilities

(a)	The Contractor agrees to provide camp facilities or suitable lodging for the Contractors personnel and the Clients personnel. The Clients men to be at $100.00 per day per man.

(b)	The cost of setting up and winterizing camp shall be as follows:

Opening and winterizing Boulder Camp @ Labor Rate:$50.00 per man hour Setting up Turnagain Camp @ Labor Rate:$50.00 per man hour

(c)	Level 3 First Aid attendant, required by chief inspector @ Cost plus 10% Building of any additional accommodation @ Labor Rate Clients personnel @ $100.00 per day Additional Labor @ Labor Rate

(d)	Cost of supplies, trailers, generators etc. to expand the camp facilities will be for the Client’s account at cost + 15%

(e)	Mobilizing camp supplies from the supplier to Dease Lake at cost.

(f)	Dease Lake to Turnagain camp to be charged at the equipment hourly Rate.

4.	Schedule of Rates (all prices shown - per lineal foot)

	BQ	NQ
0 – 500 feet	$24.95 per foot	$26.95 per foot
500 – 1000 feet	$27.75	$30.25
1000 to 1500 feet	$31.00	$34.00
1500 to 2000 feet	$34.00	$40.50
2000 to 2250 feet	$38.00	$43.00
2250 to 2500 feet	$43.50	$49.00
2500 to 2750 feet	$51.50	$59.00
2750 to 3000 feet	$66.50	$74.00

5.	Overburden

(a)	Wherever overburden is encountered on a setup, it is agreed that the Contractor’s charge for penetrating such overburden per lineal foot shall be for the Client’s account at the rates listed below.

	BW	NW
0 – 50 feet	$35.00 per foot	$38.00 per foot
50 feet & beyond	The greater of footage or Hourly Rate.

6.	Hourly Rate

(a)

It is agreed that the Hourly Rate shall be interpreted here and hereinafter to be One hundred and sixty five ($165.00) dollars per hour, per drill outfit. It is also agreed that the Contractor shall include in the Hourly Rate the cost of supplying a regular two (2) man drill crew, supervision and maintenance as required, drilling machinery and associated equipment.

(b)

It is further agreed and understood that when the Contractor is working at the Hourly Rate, the cost of pipe or casing lost or left in the hole, diamond articles, and materials and supplies consumed in the work shall be for the Client’s account at cost plus 15%.

7.	Labor Rate

It is agreed that if additional men are required when working at the Hourly Rate, or where work is being carried out at straight labor rate with no charge being made to the Client for the equipment, the cost of such labor shall be for the Client’s account at the rate of fifty ($50.00) dollars per man, per hour.

8.	Work Schedule

The Contractor agrees to operate on a minimum two- (2) shift, twenty- (20) hour per day, seven- (7) day’s per week basis.

9.	Caves, Cementing, Reaming, Wedging, Down-Hole Geophysics & Re-entering Holes:

(a)

If the Contractor and the Client’s Representative mutually agree that loose and caving material will prevent successful completion of a hole, the Contractor shall not be obligated to drill any specified depth.

(b)	In the event that it becomes necessary to ream through, case, or cement caving formations, this will be for the Client’s account at the Hourly Rate (Sec. 6).

(c)	Wedging to be performed at the Rate of $195.00 per hour. All materials consumed during the operation to be charged to the Clients account at cost plus 15%.

(d)	Down Hole Geophysics will be performed at the rate of $195.00 per hour to be charged to the Client’s account.

(e)	Re-entering of old Holes shall be for the Client’s account at the rate of $195.00 per hour.

10.	Pipe or Casing Left in Holes

Whatever pipe or casing is left in the hole at the Client’s request, the Client agrees to pay the Contractor for such pipe or casing at cost. The Client agrees to pay the Contractor the cost of the diamond set casing shoes, in addition to any casing left in the hole plus 15%.

11.	Mud Circulation

It is understood that the Contractor may employ drilling mud and shall have the right to determine the type of drilling mud to be employed. The cost of supplying mud and any other additives will be for the Client’s account at the rates listed below:

Consumables:

Bag Mud	$ 16.00 per bag
Quick Gel	$ 16.00 per bag
Alcomer	$160.00 per pail
Cement	$ 18.00 per bag
CL Chloride	$ 65.00 per bag
Crystal Polymer	$200.00 per pail
Linseed Soap	$150.00 per pail
Mud Booster	$ 20.00 per bag
Clay Seam	$185.00 per pail
G – Stop	$250.00 per pail

12.	Tests

The Contractor agrees to take tests as required at the Hourly Rate (Sec.6) for the Client’s account.

13.	Water

(a)	It is agreed that the setting up, tearing down, and maintenance of waterlines over 1000 feet shall be for the Client’s account at the Labor Rate (Sec.7).

(b)

It is agreed that in freezing conditions, the setup, tear down and maintenance of all waterlines shall be at the Labor Rate (Sec.7). All materials and fuel consumed in freezing conditions, to be charged to the Client at cost plus 15% percent.

14.	Mobilization, Demobilization, Moves

(a)	It is agreed that the moving of drill equipment, personnel and supplies from the

Contractor’s base in Watson Lake, YT, to the Dease Lake landing site, and return shall be for the Client’s account. The price shall be as listed:

(a) Highway Truck & Trailer $165.00 per hour

(b)	Mobilizing Equipment, and camp from Dease Lake to Drill Site and return to landing site shall be for the Client’s account with no cost to the Contractor. Equipment prices shall be as listed:

(a) 6 Wheel Delta with fuel and Operator $150.00 per hour

(b)	4 Wheel Delta with fuel and Operator $ 90.00 per hour

(c)

Opening of Roads from Dease Lake to the Drill site, Preparing Campsite, Building and maintaining drill roads and Drill moves and Traveling from camp to drill site shall be for the Client’s account at the following rates:

Cat D8K with fuel and Operator	$170.00 per hour
D6D with fuel and Operator	$115.00 per hour
LS 3400 Excavator with fuel and Operator	$130.00 per hour
6 Wheel Delta with fuel and Operator	$150.00 per hour
Wheel Delta with fuel and Operator	$ 90.00 per hour
D400D Rock Truck / A35	$190.00 per hour

Skidder	$ 90.00 per hour

Any helicopter support for crew relief, emergency evacuation or fuel drops shall be charged to the Client’s account.

15.	Standby Time

It is understood and agreed that time lost waiting for orders from the Client’s Resident Engineer or delays in selecting drill sites, etc., shall be for the Client’s account at the Labor Rate (Sec. 7).

16.	Travel

Travel Time in Excess of one hour, per man, per day, will be for the Client’s account at the Labor rate (Sec. 7).

17.	Fuel

The Client agrees to reimburse the Contractor for the full cost of diesel fuel delivered to Dease Lake .Cost of transporting diesel fuel from Dease Lake to site will be at no cost to the Client.

18.	Core

(a) The drilling shall be conducted so as to provide maximum core recovery with every precaution taken to prevent crushing or grinding core.

(b)

All cores recovered by the Contractor shall be delivered to the Client at the drill site and carefully marked and placed in core boxes to be furnished by the Contractor at a cost of BQ $16.00 per box, NQ $16.50 per box, $8.00 per lid to the Client’s account.

19.	Security

The Contractor will not give out any information regarding drill results or permit access to any drill core to any person other than the Client’s accredited representatives, except upon specific permission of responsible officials of the Client.

20.	Discipline

(a)

The Contractor shall at all times enforce strict discipline and maintain good order among its employees and shall not retain on the work site any unfit person or anyone not skilled in the work assigned.

(b)	Any employees of the Contractor, who are objectionable or unsatisfactory to the Client, shall be removed from the work site and replaced by an employee satisfactory to the Client.

21.	Insurance

(a)

The Contractor shall maintain such insurance as will protect it from all claims and damage for personal injury, including death resulting therefrom and from claims for property damage resulting from the operating under this contract, in an amount not to exceed (5) million ($5,000,000.00) dollars inclusive for all liabilities for any one accident or occurrence.

(b)	The Contractor shall be liable at all times for damage to or destruction of the

Contractor’s surface equipment, materials and supplies regardless of how such damage or destruction occurs. The Client shall be under no liability to reimburse the Contractor for any such loss except loss or damage caused by the negligence of the Client or the Clients agents or employees.

(c)

The Contractor will indemnify and save the Client harmless from and against all damages and claims from damages by reason of injury or death of persons, or damage to property caused by negligence of the Contractor, it’s agents or employees, in the performance of work hereunder and not caused or contributed to by the negligence of the Client, it’s agents or employees.

22.	Sanitation and Environment

During the course of the work, the Contractor shall at all times keep the Client’s premises free from accumulation of waste material and rubbish, and upon completion of work shall remove all tools, scaffoldings, surplus materials and rubbish and leave the premises in a clean condition. The Contractor shall observe and comply with all applicable Federal and Provincial laws, regulations and orders relating to the preservation of forest fires and sanitation in the bush.

23.	Rights of Way

The Client shall provide at no cost to the Contractor, all rights of way of ingress and egress to all lands that may be required to enable the Contractor to carry out the work specified. The Contractor shall not cut or fell any timber without first obtaining specific authorization from the Clients Representatives.

24.	Payments

(a)

The Client agrees to pay the Contractor, in Canadian funds, the above prices. Payment due upon receipt of invoice. Invoices shall be submitted twice monthly. A service charge of one and one-half (l ½ %) percent per month shall be charged on overdue accounts.

(b)	The Goods and Services Tax of seven (7%) will be added to the total of all invoices. The Contractor G.S.T., number is R85694-5902.

25.	General

Neither party shall be held liable for any loss or damage suffered by reason of any cause beyond its active control such as riots, strikes, lockouts, Acts of God or such other reasons.

Time is of the essence of this Agreement.

D.J. DRILLING (2004) LTD.

Witness	David Schussler

Hard Creek Nickel Corp.

Witness	Tony Hitchens